

82-4569

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za





05005243

SUPPL

11 January 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: FURTHER CAUTIONARY RE PROPOSED BARCLAYS / ABSA TRANSACTION

Attached please find a copy of a further Cautionary Announcement by Absa Group Limited which was released today regarding the proposed Barclays / Absa transaction.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY


ABSA

Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
JSE code: ASA Issuer code: AMAGB
ISIN: ZAE000013389
("Absa")

Renewal of cautionary announcement

Shareholders are referred to the cautionary announcements released on SENS on 23 September 2004, 4 November 2004 and 22 November 2004 regarding the discussions of a possible acquisition of a majority stake in Absa by Barclays.

Discussions with Barclays are progressing. Given the complexities relating to a possible transaction it was considered appropriate on 1 December 2004 for Barclays to submit a formal application in terms of section 37 of the Banks Act to the Registrar of Banks in which the permission of the Minister of Finance (through the Registrar of Banks) is being sought for Barclays to acquire a majority stake in Absa. Timing of the approval process by the regulatory authorities is not known.

Shareholders are advised to continue exercising caution when dealing in Absa securities until a further announcement is made.

Johannesburg
11 January 2005

Financial advisors



Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch International
Registered in England
Registration number 2312079
Regulated in the United Kingdom by The Financial Services Authority


ABSA

Corporate & Merchant Bank
Corporate Finance
ABSA Bank Limited, Reg No
1986/004794/06

Legal advisors


WWB

WEBBER WENTZEL BOWENS

International legal advisors


Linklaters

Lead sponsor


Merrill Lynch

Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Co-sponsor


ABSA

Corporate & Merchant Bank
Corporate Finance
ABSA Bank Limited, Reg No
1986/004794/06